UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of February, 2007
Commission File Number: 001-04307
Husky Energy Inc.
(Exact name of registrant as specified in its charter)
707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On February 5, 2007, Husky Energy Inc. issued a press release announcing its earnings for the three month period ended December 31, 2006. The press release is attached hereto as Exhibit A.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	“James D. Girgulis”
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: February 5, 2007

Exhibit A

HUSKY ENERGY REPORTS 2006 ANNUAL AND FOURTH QUARTER RESULTS

Calgary, Alberta — Husky Energy Inc. is pleased to announce its annual net earnings were up 36% to $2.7 billion or $6.43 per share (diluted) compared with $2.0 billion or $4.72 per share (diluted) in 2005. Cash flow from operations improved by 19% to $4.5 billion or $10.61 per share (diluted), compared with $3.8 billion or $8.93 per share (diluted) in 2005. Sales and operating revenues, net of royalties, were $12.7 billion in 2006, an increase of 24% compared with $10.2 billion in 2005.

“It has been an exciting year for Husky,” said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc. “Our initiatives to create shareholder value in growth and diversification are delivering impressive results in annual net earnings and cash flows. Husky’s vision, strong financial discipline and successful project execution will continue to provide a dynamic and enriched future for the Company and its shareholders.”

Husky continues to build on its financial strength. Debt to capital employed further improved to 14% at December 31, 2006 from 20% at December 31, 2005. Debt to cash flow from operations decreased to 0.4 times at December 31, 2006 compared with 0.5 times at December 31, 2005.

Production in 2006 was 360,000 barrels of oil equivalent per day, compared with 315,000 barrels of oil equivalent per day in 2005, an increase of 14%. Crude oil and natural gas liquids production increased 23% to 248,000 barrels per day, compared with 202,000 barrels per day in 2005. Natural gas production was relatively the same at 672 million cubic feet per day, compared with 680 million cubic feet per day in 2005.

For the fourth quarter, Husky’s net earnings, mainly impacted by lower gas commodity prices, were $542 million or $1.28 per share (diluted) in 2006, compared with $669 million or $1.58 per share (diluted) in the fourth quarter of 2005. Cash flow from operations was $1.2 billion or $2.84 per share in the fourth quarter of 2006, compared with $1.2 billion or $2.82 per share in the fourth quarter of 2005. Sales and operating revenues, net of royalties, were $3.1 billion in the fourth quarter of 2006, compared with $3.2 billion in the fourth quarter of 2005.

Production for the fourth quarter of 2006 was 376,100 barrels of oil equivalent per day, compared with 328,500 barrels of oil equivalent per day in 2005, an increase of 14%. Crude oil and natural gas liquids production increased 23% to 265,700 barrels per day, compared with 215,900 barrels per day in 2005. Natural gas production was comparatively the same at 662 million cubic feet per day, compared with 675 million cubic feet per day in 2005.

Financial Highlights
2006 versus 2005

• Earnings per share to $6.43 from $4.72

• Return on equity to 31.8% from 29.2%

• Return on average capital employed to 27.0% from 22.8%

• Cash flow per share to $10.61 from $8.93

• Debt to capital employed ratio to 14% from 20%

• Debt to cash flow ratio to 0.4 from 0.5

• Market capitalization increased to $33 billion from $25 billion	The Company entered into an agreement to dispose of certain non-core properties in Western Canada for total proceeds of $339 million, currently producing approximately 5,200 barrels of oil equivalent per day. This transaction is expected to close in the first quarter of 2007.

The Tucker Oil Sands project, which was completed on-schedule and under budget, achieved its first oil at the end of 2006. Tucker will ramp up production over the next two years to achieve peak production of 30 mbbls/day of bitumen.

The Sunrise Oil Sands project front-end engineering design is expected to be completed by the third quarter of 2007. Husky plans to drill 29 stratigraphic wells in 2007. Husky continues to evaluate alternatives for the downstream portion of the project and collaboration continues with industry participants to address regional infrastructure issues.

In 2006 Husky acquired additional leases in the Saleski area increasing our acreage to 239,200 acres with discovered resource of approximately 24 billion barrels of bitumen in place within the Grosmont and Nisku carbonates. Conceptual planning and bitumen recovery process evaluation continue at Caribou Lake. Husky has selected 44 stratigraphic wells to drill during the 2007 winter drilling season. In December, Husky submitted an application to the Alberta Energy and Utilities Board and Alberta Environment for the first phase of the Caribou Lake project.

Canada’s East Coast White Rose project continues to perform better than expected. During the fourth quarter, a sixth production well was brought onstream, increasing reservoir production capacity to 125,000 barrels of oil per day. A seventh production well, which will further increase the production level of the reservoir will be completed by mid 2007. Husky’s 2006 delineation program contributed possible reserves of 138 million barrels of light crude oil to White Rose, which had combined proved, probable and possible reserves of 379 million barrels of light crude oil at the end of 2006.

In the fourth quarter of 2006, Husky successfully acquired three exploration blocks in the Jeanne d’Arc Basin. Husky holds a 100% working interest in Exploration Block 1099 and 50% working interest in Exploration Blocks 1100 and 1101.

Internationally, expansion of Husky’s offshore acreage position in the South China Sea continued with the signing of three petroleum contracts with CNOOC (the China National Offshore Oil Corporation). The three exploration blocks cover approximately 16,871 square kilometres.

In the South China Sea, Husky made a significant hydrocarbon discovery at Liwan 3-1-1 on Block 29/26. This discovery contains contingent resource of four to six trillion cubic feet of natural gas, making it one of the largest discoveries offshore China. A major seismic program is planned for 2007 over Block 29/26 and the adjacent Block 29/06. A development program is currently proceeding and a deep water rig has been secured for a three-year term commencing in 2008.

In the Midstream segment, a turnaround is planned at the Lloydminster Upgrader in the second quarter of 2007 to complete debottleneck work which will increase throughput capacity of the upgrader to 82,000 barrels per day.

Engineering for the potential expansion of the upgrader to approximately 150,000 barrels per day will be completed by the end of 2007.

In the Refined Products segment, Husky completed and commissioned the Lloydminster ethanol plant in 2006. Husky’s facility is the largest wheat based ethanol facility in Western Canada with annual peak production of 130 million litres of ethanol and 134,000 tonnes of Distillers Dried Grain with Solubles (DDGS), a high protein feed supplement. A second 130 million litre per year plant is being constructed in Minnedosa, Manitoba. The new facility, which is scheduled to be completed in the third quarter of 2007, is planned to be fully operational in the fourth quarter of 2007.

SUMMARY OF RESULTS
Financial Summary

	Three Months Ended								Year Ended
									December 31
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
	2006	2006	2006	2006	2005	2005	2005	2005	2006	2005

	(millions of dollars, except per share amounts and ratios)
Sales and operating revenues, net of royalties	$3,084	$3,436	$3,040	$3,104	$3,207	$2,594	$2,350	$2,094	$12,664	$10,245
Segmented earnings
Upstream	$453	$608	$822	$412	$533	$445	$307	$239	$2,295	$1,524
Midstream	105	87	140	150	135	61	130	169	482	495
Refined Products	10	28	52	16	17	27	20	18	106	82
Corporate and eliminations	(26)	(41)	(36)	(54)	(16)	23	(63)	(42)	(157)	(98)

Net earnings	$542	$682	$978	$524	$669	$556	$394	$384	$2,726	$2,003

Per share — Basic and diluted	$1.28	$1.61	$2.31	$1.24	$1.58	$1.31	$0.93	$0.91	$6.43	$4.72
Cash flow from operations	1,207	1,224	1,103	967	1,197	944	828	816	4,501	3,785
Per share — Basic and diluted	2.84	2.88	2.60	2.28	2.82	2.23	1.95	1.93	10.61	8.93
Dividends per common share	0.50	0.50	0.25	0.25	0.25	0.14	0.14	0.12	1.50	0.65
Special dividend per common share	—	—	—	—	1.00	—	—	—	—	1.00
Total assets	17,933	17,324	16,326	15,855	15,716	14,670	14,055	13,681	17,933	15,716
Total long-term debt including current portion	1,611	1,722	1,722	1,838	1,886	1,896	2,192	2,290	1,611	1,886
Return on equity(1) (percent)	31.8	34.2	34.8	29.6	29.2	22.9	20.2	18.3	31.8	29.2
Return on average capital employed(1) (percent)	27.0	28.7	28.2	23.2	22.8	17.9	15.3	13.9	27.0	22.8

(1)	Calculated for the 12 months ended for the dates shown.
Daily Gross Production

	Three Months Ended

	Dec. 31	Sept. 30	June 30	March 31	Dec. 31
	2006	2006	2006	2006	2005

Crude oil and NGL (mbbls/day)
Western Canada
Light crude oil & NGL	30.4	30.2	29.8	31.3	30.1
Medium crude oil	28.0	28.1	28.5	29.4	31.0
Heavy crude oil	109.4	107.9	105.6	109.5	109.5
Bitumen	0.1	—	—	—	—

	167.9	166.2	163.9	170.2	170.6
East Coast Canada
White Rose — light crude oil	79.4	75.9	53.0	46.4	19.0
Terra Nova — light crude oil	6.7	—	2.8	9.3	12.2
China
Wenchang — light crude oil & NGL	11.7	11.1	12.1	13.5	14.1

	265.7	253.2	231.8	239.4	215.9

Natural gas (mmcf/day)	662.2	669.1	672.8	685.4	675.3

Total (mboe/day)	376.1	364.7	344.0	353.6	328.5

2007 FORECAST AND 2006 ACTUAL
Gross Production

		Year ended
	Forecast	December 31	Forecast
	2007	2006	2006

Crude oil & NGL (mbbls/day)
Light crude oil & NGL	128 - 135	111	103 - 116
Medium crude oil	28 - 30	29	29 - 32
Heavy crude oil & bitumen	122 - 130	108	115 - 120

	278 - 295	248	247 - 268
Natural gas (mmcf/day)	670 - 690	672	680 - 730
Total barrels of oil equivalent (mboe/day)	390 - 410	360	360 - 390
Capital Program(1)

		Year ended
	Forecast	December 31	Forecast
	2007	2006	2006

Upstream
Western Canada	$1,840	$1,843	$1,500
Oil Sands	330	245	230
East Coast Canada	290	354	350
International	160	94	140

	2,620	2,536	2,220
Midstream	380	252	340
Refined Products	140	276	260
Corporate	40	37	30

	$3,180	$3,101	$2,850

(1)	Excludes capitalized administration costs and capitalized interest.
MAJOR PROJECTS
UPSTREAM
East Coast Canada Exploration and Delineation

•	In November 2006 we completed drilling operations at the North Amethyst K-15 delineation well in the Significant Discovery Licence 1044 southwest of White Rose. Analysis is continuing on this reservoir.

•	In October 2006 drilling operations were completed at the West Bonne Bay F-12 delineation well and the F-12Z side track well in the Significant Discovery Licence 1040 block adjacent to the Terra Nova field. Preliminary results indicate hydrocarbons in the Upper Hibernia Reservoir. Further analysis will determine more about the resources in this reservoir.

•	In June 2006 we completed drilling operations at the White Rose O-28 delineation well and the O-28X side track well in the Significant Discovery Licence 1024 adjacent to the western border of the White Rose field. The O-28 well encountered a 280 metre oil column, further delineation will determine the aerial extent of the reservoir.

•	We are currently in the early stages of planning to integrate satellite pools at South White Rose and North Amethyst.

•	A 3-D seismic program was shot on Exploration Licence 1067, northwest of the White Rose oil field, covering 270 square kilometres and on Exploration Licence 1011 in the Fortune area, southwest of White Rose, covering 625 square kilometres. Planning is underway for our 2007 exploration and delineation drilling program, which currently includes three locations in the Jeanne d’Arc Basin.

•	At Terra Nova, we are currently participating in a delineation well in the Far East Block.

Tucker Oil Sands Project
      At Tucker the first five wells of the total 32 completed well pairs were producing at the end of December and steaming of the other wells continued. Tucker will ramp up production over the next two years to achieve peak production of 30 mbbls/day of bitumen.
Sunrise Oil Sands Project
      The conceptual design for the upstream development of the Sunrise Oil Sands project was completed during the fourth quarter of 2006. This aspect of the project includes options for field development, oil treatment and steam generation. Front-end engineering design has commenced and is scheduled to be complete by the third quarter of 2007.
      Five water source wells were drilled and evaluated in the fourth quarter of 2006 and an additional five water source wells and 29 stratigraphic wells are planned for the current winter drilling season. Collaboration with various industry participants continues on regional infrastructure issues, including an access highway and airport.
Caribou and Saleski
      During 2006 we participated in three land sales in the Saleski area and acquired leases totalling 84,320 acres increasing total leases to 239,200 acres in the Saleski area. In December we submitted an application to the Alberta Energy and Utilities Board and Alberta Environment for the first phase of the Caribou Lake project.
      In addition, conceptual development planning continued with water source and disposal well studies for both Saleski and Caribou and determination of an appropriate bitumen recovery process for Saleski. At Caribou we completed the selection of 44 stratigraphic well locations to be drilled during the 2007 winter drilling season.
Northwest Territories Exploration
      A seismic program was completed during September 2006 that included our newly acquired Exploration Licence 441, which is contiguous with the eastern boundary of our Exploration Licence 397 containing the Stewart D-57 natural gas discovery. Based on the timing of this seismic program and subsequent analytical work we, with our partners, have decided to defer further exploration drilling until the winter of 2007/2008. This will allow for full incorporation of new seismic data into the prospect mapping that is currently underway.
China Exploration
      In the fourth quarter the China National Offshore Oil Corporation agreed to a 3-D seismic program on Block 29/26, on which the Liwan natural gas discovery is located and also on the adjacent Block 29/06. The program will investigate several structures with characteristics similar to those of Liwan. A deep water rig has been secured for a three-year term commencing in 2008.
Indonesia Natural Gas Development
      At Madura, negotiations for a natural gas sales agreement are continuing. Development of the Madura natural gas field is contingent on receiving government approval for our Plan of Development and an extension to the Production Sharing Contract. In September, Husky signed the Production Sharing Contract for the 4,254 square kilometre East Bawean II Block and is currently planning to commence a 3-D seismic program in the second half of 2007.
MIDSTREAM
Lloydminster Upgrader Expansion
      The front-end engineering design for the major expansion of the Lloydminster Upgrader progressed to approximately 25% of completion. Completion of this engineering design is scheduled by the end of 2007. The expansion envisions increasing throughput capacity to 150 mbbls/day.
REFINED PRODUCTS
Lloydminster and Minnedosa Ethanol Plants
      To meet the increasing demand for ethanol blended gasoline, we completed construction and commissioned our new Lloydminster, Saskatchewan ethanol plant. Additionally, we commenced construction of a second ethanol plant at Minnedosa, Manitoba. Construction of the new plant at Minnedosa is expected to be completed during the third quarter of 2007 and planned to be fully operational in the fourth quarter of 2007. Each plant is designed to have throughput capacity of 130 million litres of ethanol per year.

BUSINESS ENVIRONMENT
      Husky’s financial results are significantly influenced by its business environment. Average quarterly market prices were:
Average Benchmark Prices and U.S. Exchange Rate

	Three Months Ended

	Dec. 31	Sept. 30	June 30	March 31	Dec. 31
	2006	2006	2006	2006	2005

WTI crude oil(1) (U.S. $/bbl)	60.21	70.48	70.70	63.48	60.02
Brent crude oil(2) (U.S. $/bbl)	59.68	69.49	69.62	61.75	56.90
Canadian par light crude 0.3% sulphur ($/bbl)	65.12	79.65	78.97	69.40	71.65
Lloyd heavy crude oil @ Lloydminster ($/bbl)	35.24	49.61	48.65	26.25	29.60
NYMEX natural gas(1) (U.S. $/mmbtu)	6.56	6.58	6.79	8.98	12.97
NIT natural gas ($/GJ)	6.03	5.72	5.95	8.79	11.08
WTI/ Lloyd crude blend differential (U.S. $/bbl)	21.75	19.24	17.99	29.20	24.24
U.S./ Canadian dollar exchange rate (U.S. $)	0.878	0.892	0.891	0.866	0.852

(1)	Prices quoted are near-month contract prices for settlement during the next month.

(2)	Dated Brent prices which are dated less than 15 days prior to loading for delivery.
SENSITIVITY ANALYSIS
      The following table indicates the relative annual effect of changes in certain key variables on our pre-tax cash flow and net earnings. The analysis is based on business conditions and production volumes during the fourth quarter of 2006. Each separate item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.
Sensitivity Analysis

	2006
	Fourth Quarter			Effect on		Effect on
	Average		Increase	Pre-tax Cash Flow		Net Earnings

				($ millions)	($/share)(5)	($ millions)	($/share)(5)
Upstream and Midstream
WTI benchmark crude oil price	60.21		U.S. $1.00/bbl	99	0.23	66	0.16
NYMEX benchmark natural gas price(1)	6.56		U.S. $0.20/mmbtu	37	0.09	25	0.06
WTI/ Lloyd crude blend differential(2)	21.75		U.S. $1.00/bbl	(33)	(0.08)	(22)	(0.05)
Exchange rate (U.S. $ per Cdn $)(3)	0.88		U.S. $0.01	(68)	(0.16)	(46)	(0.11)
Refined Products
Light oil margins	0.02		Cdn $0.005/litre	16	0.04	11	0.02
Asphalt margins	11.65		Cdn $1.00/bbl	8	0.02	5	0.01
Consolidated
Period end translation of U.S. $ debt
(U.S. $ per Cdn $)	0.86	(4)	U.S. $0.01			9	0.02

(1)	Includes decrease in earnings related to natural gas consumption.

(2)	Includes impact of upstream and upgrading operations only.

(3)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items.

(4)	U.S./ Canadian dollar exchange rate at December 31, 2006.

(5)	Based on December 31, 2006 common shares outstanding of 424.3 million.

RESULTS OF OPERATIONS
UPSTREAM
Fourth Quarter
      Upstream earnings were $80 million lower in the fourth quarter of 2006 than in the fourth quarter of 2005 mainly as a result of lower natural gas prices and lower sales volume of light crude oil from Terra Nova and Wenchang offset by higher sales volume of light crude oil from White Rose and higher heavy crude oil prices.
Twelve Months
      Upstream earnings were $771 million higher in 2006 than in 2005 as a result of higher sales volume of light crude oil from White Rose and higher crude oil prices partially offset by lower natural gas prices and lower sales volume of light crude oil from Terra Nova and Wenchang.
Average Sales Prices

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2006	2005	2006	2005

Crude Oil ($/bbl)
Light crude oil & NGL	62.55	63.20	69.06	61.56
Medium crude oil	43.99	43.60	49.48	43.44
Heavy crude oil	35.46	29.98	39.92	31.09
Total average	49.43	43.52	54.08	42.75
Natural Gas ($/mcf)
Average	6.19	11.39	6.47	7.96

Upstream Earnings Summary

	Three months
	ended Dec. 31		Year ended Dec. 31

	2006	2005	2006	2005

	(millions of dollars)
Gross revenues	$1,619	$1,591	$6,586	$5,207
Royalties	185	264	814	840

Net revenues	1,434	1,327	5,772	4,367
Operating and administration expenses	373	299	1,321	1,050
Depletion, depreciation and amortization	389	313	1,476	1,144
Income taxes	219	182	680	649

Earnings	$453	$533	$2,295	$1,524

Unit Operating Costs
      Unit operating costs were seven percent higher in the fourth quarter of 2006 compared with the same period in 2005 primarily due to higher power costs, workovers, trucking, natural gas compression, higher number of producing wells and higher service and material costs. Higher unit operating costs in Western Canada were partially offset by lower operating costs at White Rose.
Unit Depletion, Depreciation and Amortization
      Unit depletion, depreciation and amortization expense increased nine percent in the fourth quarter of 2006 compared with the same period in 2005. The increase was primarily due to net growth of the capital base in 2006 as a result of increased requirements for production maintenance capital in the Western Canada Sedimentary Basin and the start-up of the White Rose oil field, which has a higher than average ratio of capital to reserves.

Operating Netbacks

	Western Canada		East Coast		International		Total

Three months ended Dec. 31	2006	2005	2006	2005	2006	2005	2006	2005

Light Crude Oil (per boe)(1)
Sales Price	$53.74	$69.42	$64.62	$63.05	$66.01	$60.03	$62.37	$65.03
Royalties	7.25	12.02	1.96	6.25	10.57	5.67	3.93	8.45
Operating costs	15.92	11.94	4.14	6.30	4.90	4.64	6.78	8.26

	30.57	45.46	58.52	50.50	50.54	49.72	51.66	48.32

Medium Crude Oil (per boe)(1)
Sales Price	43.84	44.69	—	—	—	—	43.84	44.69
Royalties	7.40	8.05	—	—	—	—	7.40	8.05
Operating costs	15.42	11.84	—	—	—	—	15.42	11.84

	21.02	24.80	—	—	—	—	21.02	24.80

Heavy Crude Oil (per boe)(1)
Sales Price	35.53	30.23	—	—	—	—	35.53	30.23
Royalties	4.49	3.53	—	—	—	—	4.49	3.53
Operating costs	12.10	10.97	—	—	—	—	12.10	10.97

	18.94	15.73	—	—	—	—	18.94	15.73

Total Crude Oil (per boe)(1)
Sales Price	39.94	39.80	64.62	63.05	66.01	60.03	49.09	44.43
Royalties	5.45	5.87	1.96	6.25	10.57	5.67	4.55	5.91
Operating costs	13.34	11.32	4.14	6.30	4.90	4.64	9.98	10.17

	21.15	22.61	58.52	50.50	50.54	49.72	34.56	28.35

Natural Gas (per mcfge)(2)
Sales Price	6.32	11.20	—	—	—	—	6.32	11.20
Royalties	1.20	2.38	—	—	—	—	1.20	2.38
Operating costs	1.39	1.06	—	—	—	—	1.39	1.06

	3.73	7.76	—	—	—	—	3.73	7.76

Equivalent Unit (per boe)(1)
Sales Price	39.15	50.41	64.62	63.05	66.01	60.03	45.83	52.03
Royalties	6.14	9.14	1.96	6.25	10.57	5.67	5.32	8.71
Operating costs	11.36	9.40	4.14	6.30	4.90	4.64	9.51	8.90

	$21.65	$31.87	$58.52	$50.50	$50.54	$49.72	$31.00	$34.42

(1)	Includes associated co-products converted to boe.

(2)	Includes associated co-products converted to mcfge.

Operating Netbacks (continued)

	Western Canada		East Coast		International		Total

Year ended Dec. 31	2006	2005	2006	2005	2006	2005	2006	2005

Light Crude Oil (per boe)(1)
Sales Price	$59.89	$60.74	$71.18	$62.61	$73.60	$63.15	$68.51	$61.86
Royalties	7.34	8.66	1.95	5.91	12.17	5.93	4.49	7.22
Operating costs	11.89	9.86	5.48	5.14	3.81	2.92	6.96	6.88

	40.66	42.22	63.75	51.56	57.62	54.30	57.06	47.76

Medium Crude Oil (per boe)(1)
Sales Price	48.97	43.67	—	—	—	—	48.97	43.67
Royalties	8.61	7.77	—	—	—	—	8.61	7.77
Operating costs	13.09	10.97	—	—	—	—	13.09	10.97

	27.27	24.93	—	—	—	—	27.27	24.93

Heavy Crude Oil (per boe)(1)
Sales Price	39.91	31.22	—	—	—	—	39.91	31.22
Royalties	5.16	3.75	—	—	—	—	5.16	3.75
Operating costs	11.10	9.90	—	—	—	—	11.10	9.90

	23.65	17.57	—	—	—	—	23.65	17.57

Total Crude Oil (per boe)(1)
Sales Price	44.90	38.91	71.18	62.61	73.60	63.15	53.55	42.83
Royalties	6.14	5.41	1.95	5.91	12.17	5.93	5.28	5.49
Operating costs	11.60	10.10	5.48	5.14	3.81	2.92	9.53	9.13

	27.16	23.40	63.75	51.56	57.62	54.30	38.74	28.21

Natural Gas (per mcfge)(2)
Sales Price	6.65	8.02	—	—	—	—	6.65	8.02
Royalties	1.37	1.76	—	—	—	—	1.37	1.76
Operating costs	1.18	1.04	—	—	—	—	1.18	1.04

	4.10	5.22	—	—	—	—	4.10	5.22

Equivalent Unit (per boe)(1)
Sales Price	42.91	42.53	71.18	62.61	73.60	63.15	49.34	44.69
Royalties	6.97	7.45	1.95	5.91	12.17	5.93	6.19	7.29
Operating costs	9.79	8.59	5.48	5.14	3.81	2.92	8.77	8.12

	$26.15	$26.49	$63.75	$51.56	$57.62	$54.30	$34.38	$29.28

(1)	Includes associated co-products converted to boe.

(2)	Includes associated co-products converted to mcfge.

Upstream Capital Expenditures Summary(1)

	Three months
	ended Dec. 31		Year ended Dec. 31

	2006	2005	2006	2005

	(millions of dollars)
Exploration
Western Canada	$37	$123	$497	$389
East Coast Canada and Frontier	38	20	79	66
International	8	16	77	55

	83	159	653	510

Development
Western Canada	593	525	1,675	1,618
East Coast Canada	28	131	279	579
International	—	16	20	23

	621	672	1,974	2,220

	$704	$831	$2,627	$2,730

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period.
Western Canada Wells Drilled(1)(2)

	Three months ended Dec. 31				Year ended Dec. 31

	2006		2005		2006		2005

	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Exploration
Oil	30	29	26	25	101	99	89	85
Gas	52	42	153	60	330	192	392	196
Dry	2	2	10	10	26	24	36	36

	84	73	189	95	457	315	517	317

Development
Oil	210	209	181	167	590	543	466	433
Gas	183	159	168	150	565	490	610	551
Dry	5	5	17	16	25	22	42	39

	398	373	366	333	1,180	1,055	1,118	1,023

Total	482	446	555	428	1,637	1,370	1,635	1,340

(1) Excludes stratigraphic test wells.

(2)	Includes non-operated wells.
MIDSTREAM
Upgrading
Fourth Quarter
      Upgrading earnings in the fourth quarter of 2006 were $23 million lower than the fourth quarter of 2005 due to a narrower upgrading differential partially offset by higher sales volume of synthetic crude oil, lower costs for natural gas and thermal energy and lower income taxes.

Twelve Months
      Upgrading earnings in 2006 were $28 million less than 2005 due to narrower differentials and increased electrical energy costs offset by higher sales volume of synthetic crude, lower costs for natural gas and thermal energy and lower income taxes.
Upgrading Earnings Summary

	Three months
	ended Dec. 31		Year ended Dec. 31

	2006	2005	2006	2005

	(millions of dollars, except where indicated)
Gross margin	$145	$198	$624	$692
Operating costs	55	77	224	228
Other recoveries	(2)	(2)	(6)	(6)
Depreciation and amortization	6	6	24	21
Income taxes	27	35	97	136

Earnings	$59	$82	$285	$313

Selected operating data:
Upgrader throughput(1) (mbbls/day)	70.8	74.7	71.0	66.6
Synthetic crude oil sales (mbbls/day)	64.1	62.2	62.5	57.5
Upgrading differential ($/bbl)	$23.81	$33.31	$26.16	$30.70
Unit margin ($/bbl)	$24.57	$34.59	$27.35	$33.01
Unit operating cost(2) ($/bbl)	$8.39	$11.08	$8.65	$9.38

(1)	Throughput includes diluent returned to the field.

(2)	Based on throughput.
Infrastructure and Marketing
Fourth Quarter
      Infrastructure and marketing earnings in the fourth quarter of 2006 decreased by $7 million compared with the same period in 2005 primarily due to lower earnings from sales of blended heavy crude oil partially offset by higher cogeneration earnings and crude oil and NGL trading earnings.
Twelve Months
      Infrastructure and marketing earnings in 2006 increased by $15 million compared with 2005 primarily due to higher crude oil pipeline margins, higher natural gas marketing earnings, higher cogeneration earnings and lower income taxes partially offset by lower earnings from blended heavy crude oil marketing.

Infrastructure and Marketing Earnings Summary

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2006	2005	2006	2005

	(millions of dollars, except where
	indicated)
Gross margin — pipeline	$24	$24	$104	$92
— other infrastructure and marketing	56	63	208	217

	80	87	312	309
Other expenses	3	2	11	10
Depreciation and amortization	7	5	24	21
Income taxes	24	27	80	96

Earnings	$46	$53	$197	$182

Selected operating data:
Aggregate pipeline throughput (mbbls/day)	465	480	475	474

Midstream Capital Expenditures
      Midstream capital expenditures totaled $252 million in 2006; $184 million at the Lloydminster Upgrader, primarily for debottleneck and reliability projects and front-end engineering design for a potential expansion project and $68 million on pipelines and infrastructure.
REFINED PRODUCTS
Fourth Quarter
      Refined Products earnings in the fourth quarter of 2006 decreased by $7 million compared with the fourth quarter of 2005 due to lower margins for gasoline and distillates partially offset by higher margins for asphalt products.
Twelve Months
      Refined Products earnings in 2006 increased by $24 million compared with 2005 due to higher margins for gasoline and distillates and higher sales volume of asphalt products partially offset by lower sales volume of gasoline and distillates.

Refined Products Earnings Summary

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2006	2005	2006	2005

	(millions of dollars, except
	where indicated)
Gross margin — fuel sales	$17	$32	$138	$126
— ancillary sales	10	8	36	34
— asphalt sales	23	20	94	91

	50	60	268	251
Operating and other expenses	21	20	74	75
Depreciation and amortization	14	13	48	47
Income taxes	5	10	40	47

Earnings	$10	$17	$106	$82

Selected operating data:
Number of fuel outlets			505	515
Light oil sales (million litres/day)	8.6	9.0	8.7	8.9
Light oil retail sales per outlet (thousand litres/day)	12.8	12.9	12.9	12.7
Prince George refinery throughput (mbbls/day)	11.2	9.7	9.0	9.7
Asphalt sales (mbbls/day)	21.0	22.4	23.4	22.5
Lloydminster refinery throughput (mbbls/day)	28.1	27.4	27.1	25.5
Ethanol production (thousand litres/day)	159.3	25.9	59.7	25.6

Refined Products Capital Expenditures
      Refined Products capital expenditures totaled $285 million in 2006; $94 million at the Lloydminster ethanol plant, $94 million at the Minnedosa ethanol plant, $57 million for marketing outlet and facilities upgrades and at the Prince George refinery $40 million.
CORPORATE
Corporate Summary

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2006	2005	2006	2005

	(millions of dollars)
	income (expense)
Intersegment eliminations — net	$36	$3	$20	$(50)
Administration expenses	(16)	(4)	(35)	(19)
Stock-based compensation	(35)	6	(138)	(171)
Accretion	(1)	—	(3)	(2)
Other — net	(4)	(2)	(23)	49
Depreciation and amortization	(10)	(6)	(27)	(23)
Interest on debt	(27)	(40)	(125)	(148)
Interest capitalized	3	23	33	114
Interest income	—	1	—	2
Foreign exchange — realized	(12)	5	7	9
Foreign exchange — unrealized	4	(10)	17	22
Income taxes	36	8	117	119

Earnings (loss)	$(26)	$(16)	$(157)	$(98)

Foreign Exchange Rates

	Three months ended Dec. 31				Year ended Dec. 31

	2006		2005		2006		2005

U.S./ Canadian dollar exchange rates:
At beginning of period	U.S. $	0.897	U.S.$	0.861	U.S. $	0.858	U.S. $	0.831
At end of period	U.S. $	0.858	U.S.$	0.858	U.S. $	0.858	U.S. $	0.858
Credit Ratings
      Based on successful completion of the White Rose project and the Company’s internal growth prospects, competitive full cycle cost and consistently moderate financial risk profile, Standard and Poor’s Rating Services upgraded the Company’s long-term corporate credit and senior unsecured debt rating to BBB+ with a stable outlook.
Corporate Capital Expenditures
      Corporate capital expenditures totaled $37 million in 2006 primarily for various office and information system upgrades.
ADDITIONAL INFORMATION
OIL AND GAS RESERVES
Reconciliation of Proved Reserves(1)

	Canada

						East
	Western Canada					Coast	International		Total

	Light						Light
	Crude Oil	Medium	Heavy		Natural	Light	Crude Oil	Natural	Crude Oil	Natural	Equivalent
	& NGL	Crude Oil	Crude Oil	Bitumen	Gas	Crude Oil	& NGL	Gas	& NGL	Gas	Units

	(mmbbls)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmboe)
Proved reserves at December 31, 2005	167	91	217	48	2,136	89	17	—	629	2,136	985
Technical revisions	(3)	(1)	(2)	(1)	(87)	31	2	—	26	(87)	11
Purchase of reserves in place	1	1	—	—	25	—	—	—	2	25	6
Sale of reserves in place	(1)	—	—	—	(3)	—	—	—	(1)	(3)	(1)
Discoveries, extensions and improved recovery	13	6	37	13	317	12	—	—	81	317	134
Production	(11)	(10)	(39)	—	(245)	(25)	(5)	—	(90)	(245)	(131)

Proved reserves at December 31, 2006	166	87	213	60	2,143	107	14	—	647	2,143	1,004

Proved plus probable reserves
At December 31, 2006	219	102	289	1,187	2,533	186	23	93	2,006	2,626	2,444

At December 31, 2005	225	105	291	951	2,542	207	30	167	1,809	2,709	2,260

(1)	Constant price before royalties.
NON-GAAP MEASURES
Disclosure of Cash Flow from Operations
      Management’s Discussion and Analysis contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow — operating activities” as determined in accordance with generally accepted accounting principles as an indicator of our financial performance. Our determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations equals net earnings plus items not affecting cash which include accretion, depletion, depreciation and amortization, future income taxes, foreign exchange and other non-cash items.

      The following table shows the reconciliation of cash flow from operations to cash flow — operating activities for the periods noted:

	Year Ended
	December 31

	2006	2005

	(millions of dollars)
Non-GAAP Cash flow from operations	$4,501	$3,785
Settlement of asset retirement obligations	(36)	(41)
Change in non-cash working capital	544	(94)

GAAP Cash flow — operating activities	$5,009	$3,650

TERMS AND ABBREVIATIONS

bbls	barrels
bps	basis points
mbbls	thousand barrels
mbbls/day	thousand barrels per day
mmbbls	million barrels
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/day	million cubic feet per day
bcf	billion cubic feet
tcf	trillion cubic feet
boe	barrels of oil equivalent
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcfge	thousand cubic feet of gas equivalent
GJ	gigajoule
mmbtu	million British Thermal Units
mmlt	million long tons
MW	megawatt
MWh	megawatt hour
NGL	natural gas liquids
WTI	West Texas Intermediate
NYMEX	New York Mercantile Exchange
NIT	NOVA Inventory Transfer
LIBOR	London Interbank Offered Rate
CDOR	Certificate of Deposit Offered Rate
SEDAR	System for Electronic Document Analysis and Retrieval
FPSO	Floating production, storage and offloading vessel
FEED	Front-end engineering design
OPEC	Organization of Petroleum Exporting Countries
WCSB	Western Canada Sedimentary Basin
SAGD	Steam-assisted gravity drainage
Bitumen	A naturally occurring viscous mixture consisting mainly of pentanes and heavier hydrocarbons. It is more viscous than 10 degrees API
Coalbed Methane	Methane (CH 4 ), the principal component of natural gas, is adsorbed in the pores of coal seams
Front-end Engineering Design	Preliminary engineering and design planning, which among other things, identifies project objectives, scope, alternatives, specifications, risks, costs, schedule and economics
NOVA Inventory Transfer	Exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline
Hectare	One hectare is equal to 2.47 acres
Feedstock	Raw materials which are processed into petroleum products

Design rate capacity	Maximum continuous rated output of a plant based on its design
Gross reserves/production	A company’s working interest share of reserves/production before deduction of royalties
Gross/net acres/wells	Gross refers to the total number of acres/wells in which an interest is owned. Net refers to the sum of the fractional working interests owned by a company
Possible reserves	Are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved + probable + possible reserves
Discovered resource	Are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources are divided into economic and uneconomic categories, with the estimated future recoverable portion classified as reserves and contingent resources, respectively
Contingent resource	Are those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but not currently economic
Capital Employed	Short- and long-term debt and shareholders’ equity
Capital Expenditures	Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets
Capital Program	Capital expenditures not including capitalized administrative expenses or capitalized interest
Cash Flow from Operations	Earnings from operations plus non-cash charges before settlement of asset retirement obligations and change in non-cash working capital
Equity	Shares and retained earnings
Total Debt	Long-term debt including current portion and bank operating loans
      In this news release the pronouns “we”, “our” and “us” and the terms “Husky” and “the Company” denote Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis.
      All dollar amounts are in millions of Canadian dollars, unless otherwise indicated.
      Prices quoted include or exclude the effect of hedging as indicated.
      Unless otherwise indicated, all production and reserves volume quoted are gross, which represent the Company’s working interest share before royalties.
      Natural gas is converted on the basis that six mcf equals one barrel of oil.
FORWARD-LOOKING STATEMENTS OR INFORMATION
     Certain statements in this release and Interim Report are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The Company is hereby providing cautionary statements identifying important factors that could cause the Company’s actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, forward-looking statements include: our general strategic plans, our projection for production for the Tucker in-situ oil sands project, our Sunrise oil sands project design schedule and water evaluation and stratigraphic drilling plans, our conceptual development planning for Saleski and Caribou, our Caribou oil sands drilling plans, our White Rose oil field drilling, development and production plans, the schedule for our offshore China geophysical and drilling programs, the schedule and our plans for expanding our heavy crude oil mainline and expected results and schedule of our Lloydminster Upgrader expansion design plans, our Lloydminster ethanol plant production schedule and planned purchase of grain feedstock and our Minnedosa plant commissioning schedule. Accordingly, any such forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this release and Interim Report. Among the key factors that have a direct bearing on our results of operations are the nature of our involvement in the business of exploration for, and development and production of crude oil and natural gas reserves and the fluctuation of the exchange rates between the Canadian and United States dollar.
     Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence actual results include, but are not limited to

•	adequacy of and fluctuations in oil and natural gas prices;

•	demand for our products and services and the cost of required inputs;

•	our ability to replace our reserves;

•	competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternate sources of energy;

•	the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures, natural disasters and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us and that may or may not be financially recoverable;

•	actions by governmental authorities, including changes in environmental and other regulations that may impose restrictions in areas where we operate; and

•	the accuracy of our oil and gas reserve estimates and estimated production levels as they are affected by our success at exploration and development drilling and related activities and estimated decline rates.
     Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
CAUTIONARY NOTE REQUIRED BY NATIONAL INSTRUMENT 51-101
     The Company uses the terms barrels of oil equivalent (“boe”) and thousand cubic feet of gas equivalent (“mcfge”), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the terms boe and mcfge may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the well head.
     Husky’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Husky by Canadian securities regulatory authorities, which permits Husky to provide disclosure required by and consistent with those of the United States Securities and Exchange Commission and the Financial Accounting Standards Board in the United States in place of much of the disclosure expected by National Instrument 51-101, “Standards of Disclosure for Oil and Gas Activities.” Please refer to “Disclosure of Exemption under National Instrument 51-101” at page 2 of our Annual Information Form for the year ended December 31, 2005 filed with securities regulatory authorities for further information.
CAUTIONARY NOTE TO U.S. INVESTORS
     The United States Securities and Exchange Commission permits U.S. oil and gas companies, in their filings with the SEC, to disclose only proved reserves, that is reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. We use certain terms in this release, such as “probable reserves,” “possible reserves,” “discovered resource” and “contingent resource,” that the SEC’s guidelines strictly prohibit in filings with the SEC by U.S. oil and gas companies. U.S. investors should refer to our Annual Report on Form 40-F available from us or the SEC for further reserve disclosure.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets

	December 31	December 31
	2006	2005

	(unaudited)	(audited)
	(millions of dollars)
Assets
Current assets
Cash and cash equivalents	$442	$168
Accounts receivable	1,284	856
Inventories	428	471
Prepaid expenses	25	40

	2,179	1,535
Property, plant and equipment — (full cost accounting)	25,552	22,375
Less accumulated depletion, depreciation and amortization	10,002	8,416

	15,550	13,959
Goodwill	160	160
Other assets	44	62

	$17,933	$15,716

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$2,574	$2,310
Long-term debt due within one year (note 5)	100	274

	2,674	2,584
Long-term debt (note 5)	1,511	1,612
Other long-term liabilities (note 6)	756	730
Future income taxes	3,372	3,270
Commitments and contingencies (note 8)
Shareholders’ equity
Common shares (note 9)	3,533	3,523
Retained earnings	6,087	3,997

	9,620	7,520

	$17,933	$15,716

Common shares outstanding (millions) (note 9)	424.3	424.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year Ended
	Dec. 31		Dec. 31

	2006	2005	2006	2005

	(unaudited)	(unaudited)	(unaudited)	(audited)
	(millions of dollars, except per share amounts)
Sales and operating revenues, net of royalties	$3,084	$3,207	$12,664	$10,245
Costs and expenses
Cost of sales and operating expenses	1,760	1,903	7,169	5,917
Selling and administration expenses	47	29	162	138
Stock-based compensation	35	(6)	138	171
Depletion, depreciation and amortization	426	343	1,599	1,256
Interest — net (note 5)	24	16	92	32
Foreign exchange (note 5)	8	5	(24)	(31)
Other — net	3	2	22	(50)

	2,303	2,292	9,158	7,433

Earnings before income taxes	781	915	3,506	2,812

Income taxes (note 7)
Current	54	77	678	297
Future	185	169	102	512

	239	246	780	809

Net earnings	$542	$669	$2,726	$2,003

Earnings per share
Basic and diluted	$1.28	$1.58	$6.43	$4.72
Weighted average number of common shares outstanding (millions)
Basic and diluted	424.3	424.1	424.2	424.0

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended		Year ended
	Dec. 31		Dec. 31

	2006	2005	2006	2005

	(unaudited)	(unaudited)	(unaudited)	(audited)
	(millions of dollars)
Beginning of period	$5,757	$3,858	$3,997	$2,694
Net earnings	542	669	2,726	2,003
Dividends on common shares — ordinary	(212)	(106)	(636)	(276)
— special	—	(424)	—	(424)

End of period	$6,087	$3,997	$6,087	$3,997

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	Dec. 31		Dec. 31

	2006	2005	2006	2005

	(unaudited)	(unaudited)	(unaudited)	(audited)
	(millions of dollars)
Operating activities
Net earnings	$542	$669	$2,726	$2,003
Items not affecting cash
Accretion (note 6)	11	8	45	33
Depletion, depreciation and amortization	426	343	1,599	1,256
Future income taxes (note 7)	185	169	102	512
Foreign exchange	39	5	(3)	(37)
Other	4	3	32	18
Settlement of asset retirement obligations	(12)	(17)	(36)	(41)
Change in non-cash working capital (note 4)	(89)	(129)	544	(94)

Cash flow — operating activities	1,106	1,051	5,009	3,650

Financing activities
Bank operating loans financing — net	—	(23)	—	(101)
Long-term debt issue	—	208	1,226	3,235
Long-term debt repayment	(171)	(226)	(1,493)	(3,401)
Settlement of cross currency swap	(47)	—	(47)	—
Proceeds from exercise of stock options	—	1	3	6
Proceeds from monetization of financial instruments	—	9	—	39
Dividends on common shares	(212)	(530)	(636)	(700)
Other	(1)	(1)	(1)	(1)
Change in non-cash working capital (note 4)	(14)	466	(678)	255

Cash flow — financing activities	(445)	(96)	(1,626)	(668)

Available for investing	661	955	3,383	2,982

Investing activities Capital expenditures	(882)	(959)	(3,171)	(3,068)
Asset sales	—	4	34	74
Other	—	(8)	(12)	(31)
Change in non-cash working capital (note 4)	119	176	40	211

Cash flow — investing activities	(763)	(787)	(3,109)	(2,814)

Increase (decrease) in cash and cash equivalents	(102)	168	274	168
Cash and cash equivalents at beginning of period	544	—	168	—

Cash and cash equivalents at end of period	$442	$168	$442	$168

The accompanying notes to the consolidated financial statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2006 (unaudited)
Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1	Segmented Financial Information

									Corporate and
	Upstream		Midstream				Refined Products		Eliminations(1)		Total

					Infrastructure and
			Upgrading		Marketing

	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Three months ended Dec. 31
Sales and operating revenues, net of royalties	$1,434	$1,327	$385	$414	$2,377	$2,512	$579	$632	$(1,691)	$(1,678)	$3,084	$3,207
Costs and expenses
Operating, cost of sales, selling and general	373	299	293	291	2,300	2,427	550	592	(1,671)	(1,681)	1,845	1,928
Depletion, depreciation and amortization	389	313	6	6	7	5	14	13	10	6	426	343
Interest — net	—	—	—	—	—	—	—	—	24	16	24	16
Foreign exchange	—	—	—	—	—	—	—	—	8	5	8	5

	762	612	299	297	2,307	2,432	564	605	(1,629)	(1,654)	2,303	2,292

Earnings (loss) before income taxes	672	715	86	117	70	80	15	27	(62)	(24)	781	915
Current income taxes	62	46	(31)	3	22	—	2	—	(1)	28	54	77
Future income taxes	157	136	58	32	2	27	3	10	(35)	(36)	185	169

Net earnings (loss)	$453	$533	$59	$82	$46	$53	$10	$17	$(26)	$(16)	$542	$669

Capital expenditures — Three months ended Dec. 31	$704	$831	$65	$35	$27	$13	$83	$86	$14	$7	$893	$972

Year ended Dec 31
Sales and operating revenues, net of royalties	$5,772	$4,367	$1,679	$1,488	$9,559	$7,383	$2,575	$2,345	$(6,921)	$(5,338)	$12,664	$10,245
Costs and expenses
Operating, cost of sales, selling and general	1,321	1,050	1,273	1,018	9,258	7,084	2,381	2,169	(6,742)	(5,145)	7,491	6,176
Depletion, depreciation and amortization	1,476	1,144	24	21	24	21	48	47	27	23	1,599	1,256
Interest — net	—	—	—	—	—	—	—	—	92	32	92	32
Foreign exchange	—	—	—	—	—	—	—	—	(24)	(31)	(24)	(31)

	2,797	2,194	1,297	1,039	9,282	7,105	2,429	2,216	(6,647)	(5,121)	9,158	7,433

Earnings (loss) before income taxes	2,975	2,173	382	449	277	278	146	129	(274)	(217)	3,506	2,812
Current income taxes	519	215	53	16	79	(14)	19	(3)	8	83	678	297
Future income taxes	161	434	44	120	1	110	21	50	(125)	(202)	102	512

Net earnings (loss)	$2,295	$1,524	$285	$313	$197	$182	$106	$82	$(157)	$(98)	$2,726	$2,003

Capital employed — As at Dec. 31	$9,482	$8,741	$553	$510	$843	$390	$561	$481	$(208)	$(716)	$11,231	$9,406
Capital expenditures — Year ended Dec. 31	$2,627	$2,730	$184	$120	$68	$37	$285	$191	$37	$21	$3,201	$3,099
Total assets — As at Dec. 31	$13,920	$12,887	$992	$844	$1,329	$866	$1,114	$834	$578	$285	$17,933	$15,716

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

Note 2  Significant Accounting Policies

The interim consolidated financial statements of Husky Energy Inc. (“Husky” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2005. Certain prior years’ amounts have been reclassified to conform with current presentation.
Note 3  Change in Accounting Policies

Non-monetary Transactions

Effective January 1, 2006, the Company adopted the revised recommendations of the Canadian Institute of Chartered Accountants section 3831, “Non-monetary Transactions” which replaced section 3830 of the same name. The new recommendations require that all non-monetary transactions are measured based on fair value unless the transaction lacks commercial substance or is an exchange of product or property held for sale in the ordinary course of business. The guidance was effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006.
Note 4  Cash Flows — Change in Non-cash Working Capital

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2006	2005	2006	2005

a) Change in non-cash working capital was as follows:
Decrease (increase) in non-cash working capital
Accounts receivable	$(282)	$(297)	$(428)	$(410)
Inventories	9	(21)	43	(197)
Prepaid expenses	34	20	14	17
Accounts payable and accrued liabilities	255	811	277	962

Change in non-cash working capital	$16	$513	$(94)	$372

Relating to:
Operating activities	$(89)	$(129)	$544	$(94)
Financing activities	(14)	466	(678)	255
Investing activities	119	176	40	211

b) Other cash flow information:
Cash taxes paid	$52	$9	$215	$154
Cash interest paid	46	44	147	147

Note 5  Long-term Debt

		December 31

		2006	2005	2006	2005

	Maturity
				U.S. $
		Cdn $ Amount		Denominated
Long-term debt
Medium-term notes	2007-9	$300	$300	$—	$—
6.25% notes	2012	466	467	400	400
7.55% debentures	2016	233	233	200	200
6.15% notes	2019	350	350	300	300
8.90% capital securities	2028	262	262	225	225
7.125% notes		—	175	—	150
8.45% senior secured bonds		—	99	—	85

Total long-term debt		1,611	1,886	$1,125	$1,360

Amount due within one year		(100)	(274)

		$1,511	$1,612

Interest — net consisted of:

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2006	2005	2006	2005

Long-term debt	$30	$39	$130	$144
Short-term debt	1	1	5	4

	31	40	135	148
Amount capitalized	(3)	(23)	(33)	(114)

	28	17	102	34
Interest income	(4)	(1)	(10)	(2)

	$24	$16	$92	$32

Foreign exchange consisted of:

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2006	2005	2006	2005

(Gain) loss on translation of U.S. dollar denominated long-term debt	$60	$7	$(7)	$(51)
Cross currency swaps	(22)	(2)	4	14
Other (gains) losses	(30)	—	(21)	6

	$8	$5	$(24)	$(31)

On September 21, 2006, Husky filed a shelf prospectus, which replaces the Company’s shelf prospectus dated August 11, 2004, and will enable Husky to offer up to U.S. $1.0 billion of debt securities in the United States until October 21, 2008. During the 25-month period that the prospectus remains effective, debt securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement. As at December 31, 2006, there were no debt securities issued under this shelf prospectus.
Note 6  Other Long-term Liabilities

Asset Retirement Obligations

Changes to asset retirement obligations were as follows:

	Year Ended
	December 31

	2006	2005

Asset retirement obligations at beginning of year	$557	$509
Liabilities incurred	35	63
Liabilities disposed	(1)	(7)
Liabilities settled	(36)	(41)
Revisions	22	—
Accretion	45	33

Asset retirement obligations at end of year	$622	$557

At December 31, 2006, the estimated total undiscounted inflation adjusted amount required to settle the asset retirement obligations was $3.8 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using credit adjusted risk free rates ranging from 6.2 to 6.5%.
Note 7  Income Taxes

In the second quarter of 2006, a recovery of future taxes resulted from recording non-recurring tax benefits of $328 million that arose due to changes in the tax rates for the governments of Canada ($198 million), Alberta ($90 million) and Saskatchewan ($40 million). All of this tax legislation received royal assent and was, therefore, substantively enacted in the second quarter of 2006.
Note 8  Commitments and Contingencies

The Company has no material litigation other than various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Note 9  Share Capital

The Company’s authorized share capital consists of an unlimited number of no par value common and preferred shares.

Common Shares

Changes to issued common shares were as follows:

	Year ended December 31

	2006		2005

	Number of		Number of
	Shares	Amount	Shares	Amount

Balance at beginning of year	424,125,078	$3,523	423,736,414	$3,506
Exercised — options and warrants	143,431	10	388,664	17

Balance at December 31	424,268,509	$3,533	424,125,078	$3,523

Stock Options

A summary of the status of the Company’s stock option plan is presented below:

	Year ended December 31

	2006		2005

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Prices	Options	Prices

	(thousands)		(thousands)
Outstanding, beginning of year	7,285	$25.81	9,964	$22.61
Granted	902	$71.42	670	$48.14
Exercised for common shares	(144)	$22.31	(359)	$15.84
Surrendered for cash	(1,951)	$23.95	(2,443)	$19.05
Forfeited	(264)	$42.82	(547)	$24.10

Outstanding at December 31	5,828	$32.81	7,285	$25.81

Options exercisable at December 31	2,232	$24.96	1,533	$22.72

	December 31, 2006

	Outstanding Options			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number of	Exercise	Contractual	Number of	Exercise
Range of Exercise Price	Options	Prices	Life	Options	Prices

	(thousands)		(years)	(thousands)
$13.96 — $14.99	64	$14.60	1	64	$14.60
$15.00 — $22.99	96	$19.87	2	96	$19.87
$23.00 — $23.99	4,164	$23.83	2	1,882	$23.83
$24.00 — $39.99	294	$32.22	3	95	$31.69
$40.00 — $55.99	378	$52.17	4	95	$52.90
$56.00 — $76.74	832	$72.04	4	—	$—

	5,828	$32.81	3	2,232	$24.96

Note 10 Employee Future Benefits

Total benefit costs recognized were as follows:

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2006	2005	2006	2005

Employer current service cost	$8	$5	$21	$18
Interest cost	2	1	9	8
Expected return on plan assets	(4)	(1)	(8)	(7)
Amortization of net actuarial losses	3	1	3	3

	$9	$6	$25	$22

Note 11 Financial Instruments and Risk Management

Recognized gains (losses) on risk management activities were as follows:

	Year ended
	December 31

	2006	2005

Commodity price risk management
Power consumption	$6	$4
Natural gas	—	(17)
Interest rate risk management	1	13
Foreign currency risk management	(3)	1

Unrecognized gains (losses) on derivative instruments were as follows:

	December 31

	2006	2005

Interest rate risk management
Interest rate swaps	$5	$7
Foreign currency risk management
Foreign exchange contracts	(26)	(32)

Commodity Price Risk Management

Power Consumption

At December 31, 2006, the Company had hedged power consumption as follows:

	Notional Volumes
	(MW)	Term	Price

Fixed price purchase	20.0	Apr. to Jun. 2007	$63.63/MWh

Natural Gas Contracts

At December 31, 2006, the unrecognized gains (losses) on external offsetting physical purchase and sale natural gas contracts were as follows:

	Volumes	Unrecognized
	(mmcf)	Gain (Loss)

Physical purchase contracts	25,509	$5
Physical sale contracts	(25,509)	$1

Sale of Accounts Receivable

The Company has a securitization program to sell up to $350 million of accounts receivable to a third party on a revolving basis. As at December 31, 2006, no accounts receivable had been sold under the program compared with $350 million in accounts receivable sold at December 31, 2005.

     Husky Energy Inc. will host a conference call for analysts and investors on Tuesday, February 6, 2007 at 4:15 p.m. Eastern time to discuss Husky’s fourth quarter results. To participate please dial 1-800-319-4610 beginning at 4:05 p.m. Eastern time.
      Mr. John C.S. Lau, President & Chief Executive Officer, and other officers will be participating in the call.
      A live audio webcast of the conference call will be available via Husky’s website, www.huskyenergy.ca, under Investor Relations. The webcast will be archived for approximately 90 days.
      Those unable to listen to the call live may listen to a recording by dialing 1-800-319-6413 one hour after the completion of the call, approximately 5:30 p.m. (EST), then dialing account number 4279. The Postview will be available until Tuesday, March 6, 2007.
      Media are invited to listen to the conference call by dialing 1-800-597-1419 beginning at 4:05 p.m. Eastern time.

      For further information, please contact:
Investor Relations

Tanis Thacker Senior Analyst, Investor Relations Husky Energy Inc. (403) 298-6747

707 — 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada T2P 3G7
Telephone: (403) 298-6111 Facsimile: (403) 298-6515
Website: www.huskyenergy.ca e-mail: Investor.Relations@huskyenergy.ca